Exhibit 99.2

HOMERO DELBONI JR.

Senior Consultant

Mineral Processing Solutions Ltda.

Alameda Casa Branca, 755, Cj. 161 - Jardim Paulista

São Paulo, SP Brazil 01408-001

CONSENT OF QUALIFIED PERSON

I, Homero Delboni, Jr., consent to the public filing of the technical report titled “Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil”, (the “Technical Report”) with an effective date of 18th January 2024 by Sigma Lithium Corporation (the “Corporation”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this March 18, 2024.

“Homero Delboni Jr.”
Homero Delboni, Jr.
B.E., M.Eng.Sc., Ph.D., MAusIMM - CP (Metallurgy),
MAusIMM #112813
Senior Consultant, Mineral Processing Solutions Ltda.